Exhibit (a)(1)(E)

LETTER TO BROKERS

PPW HOLDINGS LLC

Offers to Purchase
for cash any and all outstanding
6.00% Serial Preferred Stock (CUSIP NO. 695114801)
and 7.00% Serial Preferred Stock (CUSIP NO. 695114884)
of PACIFICORP
pursuant to the Offer to Purchase dated December 17, 2024

THE OFFERS AND WITHDRAWAL RIGHTS FOR EACH SERIES OF PREFERRED STOCK WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JANUARY 24, 2025, UNLESS PPW HOLDINGS LLC EXTENDS OR EARLIER TERMINATES THE APPLICABLE OFFER.

December 17, 2024

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by PPW Holdings LLC, a Delaware limited liability company (“Purchaser”) and an affiliate and sole holder of the common stock of PacifiCorp, an Oregon corporation (the “Company”), to act as information agent (the “Information Agent”) in connection with Purchaser’s offers to purchase for cash any and all of the Company’s outstanding shares of (i) 6.00% Serial Preferred Stock (the “6.00% Preferred Stock” and such offer, the “6.00% Preferred Stock Offer”), and (ii) 7.00% Serial Preferred Stock (the “7.00% Preferred Stock” and, together with the 6.00% Preferred Stock, the “Preferred Stock” and such offer, together with the 6.00% Preferred Stock Offer, the “Offers” and each, an “Offer”), at a purchase price of $155.00 per share of 6.00% Preferred Stock and $180.00 per share of 7.00% Preferred Stock, plus in each case Accrued Dividends (as defined in the Offer to Purchase), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 17, 2024 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and which, together with the Offer to Purchase, constitutes the Offers) enclosed herewith.

Please furnish copies of the enclosed materials to those of your clients for whom you hold shares of Preferred Stock registered in your name or in the name of your nominee.

The Offers are not subject to any financing condition. The conditions to the Offers are described in Section 6 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold shares of Preferred Stock registered in your name or in the name of your nominee, we are enclosing the following documents:

1.      The Offer to Purchase;

2.       The Letter of Transmittal (together with the included Internal Revenue Service Form W-9) for your use in accepting the Offers and tendering shares of Preferred Stock and for the information of your clients; and

3.      A form of letter which may be sent to your clients for whose accounts you hold shares of Preferred Stock registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offers.

We urge you to contact your clients as promptly as possible. Please note that the Offers will expire at 5:00 P.M., New York City Time, on January 24, 2025, unless the applicable Offer is extended by Purchaser or earlier terminated. Previously tendered shares of Preferred Stock may be withdrawn at any time until the applicable Offer has expired, and if not previously accepted for payment at any time, after February 14, 2025, pursuant to SEC (as defined in the Offer to Purchase) regulations.

For shares of Preferred Stock to be properly tendered to Purchaser pursuant to the Offers, the share certificates or confirmation of receipt of such shares of Preferred Stock under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an “Agent’s Message” (as defined in the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by Computershare Trust Company, N.A. (the “Depositary”).

As set forth in the Offer to Purchase, Purchaser will pay registered brokers and dealers in the United States that process tenders into the Offers from participants of The Depository Trust Company and persons resident in the United States (the “Retail Processing Dealers”) retail processing fees. Each Retail Processing Dealer that successfully processes tenders from a retail beneficial owner of the shares of Preferred Stock will be eligible to receive a fee (the “Retail Processing Fee”) from Purchaser equal to $5.00 per share of Preferred Stock validly tendered and not properly withdrawn by or on behalf of such retail beneficial owner and accepted for purchase by Purchaser, except for any shares of Preferred Stock tendered by a Retail Processing Dealer for its own account. Additional details are provided in the Offer to Purchase. For your reference, we have enclosed the following related to the Retail Processing Fee:

•        a copy of the Retail Processing Dealer Form required to be completed by a Retail Processing Dealer in order to receive any Retail Processing Fees.

Notwithstanding the foregoing and except as otherwise set forth in the Offer to Purchase, Purchaser will not pay any other fees or commissions to any broker or dealer or to any other person (other than to the Dealer Manager, the Depositary, the Special Depositary, and the Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of shares of Preferred Stock pursuant to the Offers. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of shares of Preferred Stock pursuant to the Offers, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offers should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent at the addresses and telephone numbers set forth below.

Very truly yours,

Georgeson LLC

Nothing contained herein or in the enclosed documents shall render you the agent of Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offers other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

Georgeson LLC
1290 Avenue of the Americas, 9th Floor
New York, NY 10104
Shareholders, Banks and Brokers
Call Toll Free: (866) 308-4150
Email: PacifiCorp@georgeson.com

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